

Boaz Bikes

The Smarter Approach to Micro-Mobility

Contact: Emil Nnani emil@boazbikes.com

Vision & Opportunity

Our product was made with one simple goal in mind- to make the world more accessible to our customers.

Boaz Bikes aims to provide true sustainability to the micro-mobility market. We foster close relationships with local governments to ensure the continuing, stable operation of our fleet. Our products' rugged safety forward design allows for lower fleet turnover due to damage and improved rider safety- saving lives and money in the process.



Safe, Sustainable, and Symbiotic



BIRD

Source: https://www.wthr.com/article/indianapolis-man-seriously-injured-scooter-crash

Traditional Scooters are unsafe!



Picking Up Scooters Daily Is Inefficient & Costly



Current Providers Work Against Municipalities & Not With Them!



Safety is no laughing matter when it comes to electric scooters. First and foremost, the Boaz Bike was designed to provide the safest last-mile experience to our users.

- Strong unibody aluminum frame provides our fleet with long lasting durability

- Larger tires lower the impact of road hazards and provide an added level of ride stability

- Included helmet makes it easy for users to practice safe riding

- Seated operation providing a lower center of gravity, significantly lowering the risk of critical incidents during rides

- Over 15,000 trips with 0 reported accidents

So Safe, Mom Will Ride..



1 Employee can swap 10 batteries in less than 25 minutes. Cutting our operational cost by almost 80% compared to our competitors.

Poor oversight and uncompetitive wages to 'juicers' has led to inefficient and spotty fleet maintenance on our competitions end.

- Hot-swappable batteries allow for significantly lower down time for our vehicles

- Ease of vehicle maintenance and battery swapping due to our no-frills modular design make being a part of the Boaz maintenance team easier, faster, and cheaper

- Our fleet maintenance is handled by an internal crew, resulting in lower and more predictable vehicle downtime, providing us with a net boost to income

- Tip over sensors allow crew to quickly address improperly parked vehicles



Disregard for local communities on the part of our larger competitors has led to negative perception of the scooter industry in the eyes of the public and local governments.

- Boaz believes in a community first approach. We deploy our scooters in a fashion that is friendly towards our community, improving our image and preventing vehicle damage in the process

- We believe in expanding the micro-mobility market in a socially conscious way. We are proud to focus on serving elderly, underserved, and student neighborhoods

- By respecting local ordinances and approaching expansion in close relation with government officials, Boaz secures stable and long lasting deployment contracts with cities. Larger competitors have lost entire markets by failing to do so

- Our vehicles have an emphasis on utility over fun, making them viable for day to day errands such as shopping, helping to reduce customers carbon footprints in a meaningful fashion

We Build Relationships With Cities & Campuses by Providing Access, Data & Accountability.

The Boaz Bike

Designed from the ground up for a safer ride

- Larger tires provide improved ride stability and resistance to road hazards

- Strong unibody aluminum frame provides added vehicle durability, lowering both failure rates and maintenance costs

- Basket for added utility

- Seated operation allowing for a lower center of gravity during rides, significantly lowering the severity of potential falls and other incidents

- Included helmet for rider safety

- Tip over sensor allowing for streamlined fleet maintenance process

- Lower vehicle cost compared to competitors at $405/vehicle

- Swappable batteries allowing for significant reductions in vehicle downtime



Expanding The E-Scooter Market

Not only are we aggressively taking market share from our larger competitors, we are also growing new markets by servicing the groups they overlooked.



- <u>Older People and Business Professionals</u> they are able to balance better while riding a Boaz. They are also able to carry items like briefcases and groceries.
- <u>Under-Served Neighborhoods</u> In every market we operate in, our vehicles are the most affordable to rent. Without the need of thousands of independent contractors to maintain a small fleet we can deploy in smaller communities and still be profitable.
- <u>Safety Concerned Young Adults</u> It's true the Birds & Limes will always have their young and reckless crowd to ride their scooters. We have tapped into a young crowd who cares about their safety who have either rode a competitor scooter once and never again or who refuse to touch them. This group of users continue to grow drastically as more and more individuals get hurt on our competitors vehicles.

Saving The Planet

Our current fleet averages about 8,000+ eco friendly miles ridden every month. With your investment our users will be riding over 50,000 miles a month therefor decreasing the potential CO_2in the air by 500,000+ per month.

Testimonials



- "I've rode every scooter in the area and I choose Boaz overall because it's comfortable. I'd rather sit than stand" – Erica D
- "I ride because my mom makes me ride it, she follows the company online and believes it to be the safest option" –Amanda C
- "My Job is only a few blocks away but I prefer to sit down instead of standing up. Makes me feel like I get there quicker" –Exon N
- "Less work! Have you rode a Bird before? It is a constant work trying to stay laser focus to everything because one bump in the road I could go flying head first over the handlebars.– Joshua M
- "It is literally the only one in the city that allows me to carry my purse with me. I can't ride anything else.—Tonia N
- "It reminds me of riding a bicycle, I love it" –Susan F

Data Driven Growth

The micro-mobility market produces a wealth of valuable and actionable data.

- Our data is stored and analyzed on a continuing basis to model current heavily trafficked routes and predict ideal locations for new scooter drop off points
- Data includes over 15,000 successful rides in 3 cities
- Extensive UX interviews conducted with our riders provides us with a constant stream of direct feedback we use to improve our product and service
- Each addition to our fleet provides us with improvements to our models and results in an increase in revenue per day for our vehicles



Why Now?

Boaz Bikes is primed to scale. With over 15,000 rides and a fleet of 70 active vehicles we've managed to achieve an ARI of $300,000. With 300 vehicles already produced and ready for shipment, we are expecting (although can't guarantee) to reach an ARI of $1M+ within four months. Even if we do not close our institutional seed round fast enough we believe we will still have enough cash flow to grow expeditiously.



The micro-mobility market is still in flux and in it's infancy. By doing things the right way, Boaz Bikes hopes to become the go to in last mile transportation.



Boaz Bikes

Thank You!

OUR TEAM

The hardest working bunch on the planet…



Emil Nnani, CEO

Serial entrepreneur. True Visionary with over 5yrs of experience in the transportation industry. Broke his 1st Million dollars in sales at the age of 25. Started his first official company at the age of 16. Started over 15 different ventures with 1 successful exit. Building the next unicorn now.

Christiana Winfrey, COO

-Coordinate all departments to successfully launch seven new markets in three months.
-Grew company from $0 to $2 million annual revenue in three years.
-Acquire Apple, Inc. as a customer. 6,000 Apple employee app downloads on first day of launch.
-Source, train, and manage Uber's first 30 black cars and drivers in San Francisco.





Cory Smith, CFO

- Helped lead SportsRecruits to 1st year of profitability and 43% growth in new markets after implementing various cost-saving/resource reallocation strategies and restructuring the Sales Team
- Helped COGNI raise $1.7M in seed funding, providing all financial projections, metrics, and deal negotiation support
- Created stand-alone cost and valuation models for a healthcare company with $9bn in revenue as part of a pre-deal divestiture/JV transaction
- Owned modeling of liquidation preferences and cap tables for all investors as part of MyBuys acquisition; aided in negotiation of specific deal terms including the timing/size of the options issuance and price per share of the secondary



David Valaer, Board Advisor

Private Equity Investor, Entrepreneur, and pilot. Many successful exits and sits on the board of multimillion dollar companies.





Boaz Bikes